Exhibit 99.5

Total Administrative Services Corporation Leverages NICE Cloud
Portfolio to Improve Customer Experience and Expand Employee Engagement

NICE Nexidia, Quality Central, and Workforce Management combine to create centralized system in the cloud

Hoboken, N.J., April 10, 2019 – NICE (Nasdaq: NICE) today announced Total Administrative Services Corporation (TASC), one of the largest third-party employee healthcare administrators in the United States, has selected NICE Nexidia Analytics, Quality Central (QC), and Workforce Management (WFM) to create a single, centralized system in the cloud to improve customer experience and expand employee engagement.

“By leveraging NICE’s wide portfolio of solutions, TASC is empowering their customers and agents through our cutting-edge technology,” Barry Cooper, President of the Enterprise Group for NICE said. “With a focus on innovation, NICE allows companies to solve problems seamlessly, effortlessly and securely. NICE strives to work with our customers to personalize their experience in order to align with their goals. TASC has seen a multitude of benefits from QC, WFM, and Nexidia Analytics, including a reduction of time and cost as well as greater employee satisfaction and independence, all ultimately resulting in more satisfied customers.”

“Our leadership group understood that all three NICE solutions directly supported several of our strategic objectives including operational efficiency, customer experience and growth,” Gary Hartung, Manager of Operations Support Technology, TASC said.  “By going with the cloud-based solutions, TASC's internal IT and business staff were able to focus on a multi-year strategic project to develop and deploy TASC's new customer facing and internal administration application called Universal Benefit Account applications that further supports our strategic objectives. We look forward to continuing to leverage NICE’s innovative solutions to further elevate customer service and expand on TASC’s strategic objectives.”

Through the use of NICE Nexidia, TASC has been able to engage their employees by eliminating tedious manual tasks such as post-call wrap up forms and other details that Nexidia Analytics identifies automatically. This has led to a more efficient use of time and resources while eliminating human error from the process. TASC is using the solution’s call sentiment scoring, audio files, and detailed metadata to save on expenses and to increase customer retention by combating attrition more precisely and effectively. TASC customers are benefitting from Nexidia Analytics through reduced average handle times due to analysis and automation capabilities provided to agents.

Adding NICE QC has helped TASC gain a clear line of sight into agent performance. Quality assurance processes are streamlined, improving evaluation timeliness and scoring. This capability has helped identify best practices in handling specific call types and leveraged the information for coaching to help encourage better performances. The Quality Center Portal has been a useful tool for agents, allowing easy access to their own call recordings and evaluations to further their knowledge and growth.

NICE WFM is streamlining scheduling, schedule changes, and time-off management for agents and supervisors. This improves an agent’s happiness by rapidly increasing turnaround time all while simplifying supervisors lives through auto approval and easier access to agent requests. The process of moving from a manual system to an automated one has increased occupancy and shrinkage calculations, which in turn has increased forecasting and reporting accuracy.

Additionally, on April 16 and 17 at Interactions 2019, TASC’s Operations Support Technology team will present on “How WFM Cloud Supported TASC Strategic Objectives” and “Quality Program Transformation: Analytics Driven Automation.” Additionally, they will also participate on a panel called “Analytics for Process Improvement.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.